CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges
(THOUSANDS, EXCEPT RATIOS)	FOR THE SIX MONTHS ENDED JUNE 30, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014
Earnings from continuing operations	$57,156		$154,739
Income taxes	37,687		67,116
Total earnings from continuing operations before income taxes	$94,843		$221,855
Fixed charges:
Interest	$38,915		$71,959
Amortization of debt expense, premium, net	1,568		3,227
Portion of rentals representative of an interest factor	247		489
Interest of capitalized lease	191		488
Total fixed charges	$40,921		$76,163
Total earnings from continuing operations before income taxes and fixed charges	$135,764		$298,018	*
Ratio of earnings to fixed charges	3.32	X	3.91	X
* The amortization of capitalized interest of $511 thousand was removed.